EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Macrovision Corporation

We consent to the use of our report dated March 2, 2006, with respect to the consolidated balance sheets of Macrovision Corporation as of December 31, 2005 and 2004, and the related consolidated statements of earnings, stockholders’ equity, cash flows and comprehensive income for each of the years in the three-year period ended December 31, 2005, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, and the effectiveness of internal control over financial reporting as of December 31, 2005, incorporated herein by reference.

/s/ KPMG LLP

Mountain View, California

May 25, 2006